Public Service Company of New Hampshire and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months
	Ended
	June 30,	For the Years Ended December 31,
(Thousands of Dollars)	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Net income	$67,313	$114,442	$113,944	$111,397	$96,882	$100,267
Income tax expense	41,899	73,060	72,135	71,101	60,993	49,945
Equity in earnings of equity investees	(4)	(8)	(8)	(12)	(8)	(7)
Dividends received from equity investees	-	-	-	42	-	-
Fixed charges, as below	25,915	47,949	46,530	47,318	52,769	52,111
Less: Interest capitalized (including AFUDC)	(445)	(994)	(640)	(500)	(1,579)	(7,064)
Total earnings, as defined	$134,678	$234,449	$231,961	$229,346	$209,057	$195,252

Fixed charges, as defined:
Interest Expense	$24,987	$45,990	$45,349	$46,176	$50,228	$44,147
Rental interest factor	483	965	541	642	962	900
Interest capitalized (including AFUDC)	445	994	640	500	1,579	7,064
Total fixed charges, as defined	$25,915	$47,949	$46,530	$47,318	$52,769	$52,111

Ratio of Earnings to Fixed Charges	5.20	4.89	4.99	4.85	3.96	3.75